

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2024

Kevin Thornal
Chief Executive Officer and President
Nevro Corp.
1800 Bridge Parkway
Redwood City, California 94065

      Re: Nevro Corp.
          Registration Statement on Form S-3
          Filed December 29, 2023
          File No. 333-276306

Dear Kevin Thornal:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Augustin at 202-551-8483 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Daniel Rees